                                                                    Page 1 of 15
                                File No. 69-284


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


                                  FORM U-3A-2


                Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                     HAWAIIAN ELECTRIC INDUSTRIES, INC. and
                        HAWAIIAN ELECTRIC COMPANY, INC.

          each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

               Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of HECO, HEI Investment Corp. (HEIIC), Malama Pacific Corp. (MPC), Hawaiian Tug & Barge Corp. (HTB), HEI Diversified, Inc. (HEIDI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), HEI District Cooling, Inc. (HEIDC), ProVision Technologies, Inc., Hycap Management, Inc. (Hycap), Hawaiian Electric Industries Capital Trust I (HEI Trust I), Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III.
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                                                                    Page 2 of 15


               HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust I and HECO Capital Trust II.

               MPC is the parent company of Malama Property Investment Corp.
          (MPIC), Malama Waterfront Corp. (MWC), Malama Development Corp. (MDC), Malama Realty Corp. (MRC), Malama Elua Corp. (MElC), Malama Hoaloha Corp. (MHC), TMG Service Corp. (TMG) and Malama Mohala Corp. (MMoC). Baldwin*Malama (B*M) is a limited partnership in which MDC owns 50% and is the sole general partner. On September 14, 1998, the Board of Directors of HEI adopted a plan to exit the residential real estate development business (engaged in by Malama Pacific Corp. and its subsidiaries) by September 1999. Accordingly, MPC management commenced a program to sell all of MPC's real estate assets and investments and HEI reported MPC as a discontinued operation in the Company's consolidated statements of income in the third quarter of 1998.

               HTB is the parent company of Young Brothers, Limited (YB).

               HEIDI is the parent company of HEIDI Real Estate Corp. (HEIDIREC) and American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC),
          AdCommunications, Inc., American Savings Mortgage Co., Inc., ASB Service Corporation and ASB Realty Corporation.

               HEIPC is the parent company of HEI Power Corp. Guam (a foreign utility company, see items 4a and 4b), HEI Power Corp. Saipan and HEI Power Corp. International, which is the parent company of HEIPC Philippine Development, LLC, HEIPC Philippine Ventures, HEIPC Lake Mainit Power, LLC, HEIPC Cambodia Ventures, HEIPC Phnom Penh Power (General), LLC, HEIPC Phnom Penh Power (Limited), LLC, HEIPC Bulacan I, LLC, HEIPC Bulacan II, LLC, HEI Power Corp. China (parent of Dafeng Sanlian Cogeneration Co., Ltd.), HEI Power Corp. China II [80% owner of United Power Pacific Company Limited (UPP), which is the 75% owner of Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b)], HEI Power Corp. China III and HEI Power Corp. China IV.

               HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company, Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu,
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                                                                    Page 3 of 15

               State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is
          a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Capital Trust I was formed under the laws of the State of Delaware on December 31, 1996. The Bank of New York is
          the corporate trustee and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Capital Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 8.05% Cumulative Quarterly Income Preferred Securities, Series 1997 (QUIPS) to the public in an underwritten public offering in March 1997, (ii) using the proceeds from the sale of QUIPS and the common securities to acquire 8.05% Junior Subordinated Deferrable Interest Debentures, Series 1997 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Capital Trust I as a grantor trust for United States federal income tax purposes and
          (iv) engaging in only those other activities necessary, convenient or incidental thereto. HECO Capital Trust II was formed under the laws of the State of Delaware on October 15, 1998. The Bank of New York is the corporate trustee and its principal administrative offices are located at 101 Barclay Street 21st floor, New York, New York 10286. HECO Capital Trust II is a statutory business trust formed for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 7.30% Cumulative Quarterly Income Preferred Securities, Series 1998 (QUIPS) to the public in an underwritten public offering in December 1998, (ii) using the proceeds from the sale of QUIPS and the common securities to acquire 7.30% Junior Subordinated Deferrable Interest Debentures, Series 1998 issued by HECO and its subsidiaries, MECO and HELCO, (iii) maintaining the status of HECO Capital Trust II as a grantor trust for United States federal income tax purposes and
          (iv) engaging in only those other activities necessary, convenient or incidental thereto.
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                                                                    Page 4 of 15


               HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility company organized primarily to invest in corporate securities and other long-term investments. HEIIC holds investments primarily in leveraged leases.

               On December 30, 1985, HEIIC acquired, as part of its investment portfolio,a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818-megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the Commission, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC's investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIIC which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIIC reserve all rights to claim (and do hereby claim) that by virtue of HEIIC's participation in the Transaction, HEIIC has not acquired "ownership" of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIIC's becoming an "electric utility company" as defined in Section 2(a)(3) of the Act.

               MPC was incorporated on December 5, 1985; MPIC and MWC were incorporated on December 30, 1988; MDC was incorporated on December
          15, 1989; and MRC, MElC, MHC, TMG and MMoC were incorporated on August 21, 1990, all under the laws of the State of Hawaii, with principal executive offices located at 915 Fort Street Mall, Honolulu, Hawaii 96813. MDC acquired a 50% general partnership interest in B*M in 1990 and, in 1993, B*M was reorganized as a limited partnership in which
          MDC was the sole general partner. B*M is a Hawaii partnership with principal executive offices located at
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                                                                   Page  5 of 15

          915 Fort Street Mall, Honolulu, Hawaii 96813. MPC and its subsidiaries are nonutility companies which were organized to invest in, develop and sell real estate. Effective September 14, 1998, MPC and its subsidiaries are being accounted for as discontinued operations in HEI's consolidated financial statements.

               Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and its name was changed to Hawaiian Tug & Barge Corp. on October 1, 1986 when HTB was acquired by HEI from Dillingham Corporation. Its principal executive office is located at 1331 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. YB, also acquired on October 1, 1986, was incorporated under the laws of the State of Hawaii on January 7, 1960. Its principal executive office is located at 1331 N. Nimitz Highway, Honolulu, Hawaii 96817. It is a regulated company organized to transport cargo within the State of Hawaii and operates as the major authorized common carrier under the Hawaii Water Carrier Act.

               HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB and HEIDIREC. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its wholly owned subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 915 Fort Street Mall, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. ASB was acquired by HEI on May 26, 1988. ASB's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage-backed and other securities, and (3) make various types of commercial and consumer loans. ASB Service Corporation, which holds real estate for use by ASB employees was incorporated on October 23, 1990; American Savings Mortgage Co., Inc. is a mortgage brokerage company which was incorporated on October 23, 1990; AdCommunications, Inc. is an advertising agency which was incorporated on October 23, 1990; ASISC which was incorporated on October 11, 1990, markets
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                                                                    Page 6 of 15

          insurance products and ASB Realty Corporation which was incorporated on March 27, 1998, owns and manages real estate assets. HEIDIREC was incorporated under the laws of the State of Hawaii on February 9, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDIREC was formed as a nonutility company to own and manage real estate assets, but has at all times been inactive.

               PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is primarily a contract services company providing limited services to an affiliate.

               HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 220 South King Street, Honolulu, Hawaii 96813. It is a nonutility company formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC which are not foreign utility companies have been formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. The following are active, direct and indirect subsidiaries which have their principal executive offices at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and were incorporated under the laws of the Cayman Islands (incorporation date are noted in parentheses): HEI Power Corp. International (International) (April 10, 1996); HEIPC Philippine Development, LLC (Philippine Develop) (September 9, 1996); HEIPC Lake Mainit Power, LLC (May 21, 1996). The following are inactive subsidiaries at the Cayman Location which were incorporated under the laws of the Cayman Islands: HEIPC Philippine Ventures (April 23,
          1996); HEIPC Cambodia Ventures (April 23, 1996); HEIPC Phnom Penh Power (General), LLC (April 24, 1996); HEIPC Phnom Penh Power (Limited), LLC (April 24, 1996); HEIPC Bulacan I, LLC (May 29, 1997); and HEIPC Bulacan II, LLC (May 29, 1997). The following are active, indirect subsidiaries which have their principal executive offices at Les Jamalacs Building, Vieux Conseil St., Port-Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation date and effective percentage of ownership, if other than 100%, are noted in parentheses): HEI Power Corp. China (December 10, 1997); HEI Power Corp. China II

          (China II) (June 10, 1998); and UPP (June 29, 1998) (80% owned by China II). The following are inactive, indirect subsidiaries at the Mauritius Location which were incorporated under the laws of
          Mauritius: HEI Power Corp. China III (June 24, 1998) and HEI Power Corp. China IV (June 24, 1998). HEI Power Corp. Saipan (April 1, 1998) is an inactive, direct subsidiary incorporated under the laws of the Commonwealth of the Northern Mariana Islands and having its principal executive offices at P.O. Box 410, Saipan, MP 96950. Dafeng Sanlian Cogeneration Co., Ltd. (August 19, 1998; 76.4%) is an active, indirect subsidiary registered under the laws of the People's Republic of China (China) and having its principal executive offices at Dafeng Economic Development Zone, Dafeng City, Jiangsu Province, China; however, it does not own or operate any facilities that are used for the generation, transmission, or distribution of electric energy or the distribution of natural or manufactured gas and does not have any interest in any foreign utility company. Other direct or indirect subsidiaries or investments of HEIPC are listed under item 4a.

               HEIDC was incorporated under the laws of the State of Hawaii on August 17, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIDC was formed to develop, build, own, operate and/or maintain, either directly or indirectly, central chilled water, cooling system facilities, and other energy related products and services for commercial and residential buildings.

               ProVision Technologies, Inc. was incorporated under the laws of the State of Hawaii on October 13, 1998. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. ProVision Technologies, Inc. was formed to sell, install, operate and maintain on-site power generation equipment and auxiliary appliances in Hawaii and the Pacific Rim.

               Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent's office is located at PL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding, LP (the Partnership). The Partnership is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended, pursuant to an agreement of limited partnership and the filing of a certificate of limited partnership with the Secretary of State on December 23, 1996, which was subsequently amended by an amended and restated agreement of limited partnership dated as of February 1, 1997. Its principal executive office is located
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                                                                    Page 8 of 15


          at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801. The Partnership is managed by the general partner and exists for the exclusive purposes of (a) purchasing certain eligible debt instruments of HEI and the wholly owned subsidiaries of HEI (collectively, the Affiliate Investment Instruments) and certain U.S. government obligations and commercial paper of unaffiliated entities (Eligible Debt Securities) with the proceeds from (i) the sale of its Partnership Preferred Securities, representing limited partner interests in the Partnership, to HEI Trust I and (ii) a capital contribution by HEI in exchange for the general partner interest in the Partnership, (b) receiving interest and other payments on the Affiliate Investment Instruments and the Eligible Debt Securities held by the Partnership from time to time, (c) making distributions on the Partnership Preferred Securities and distributions on the general partner interest in the Partnership if, as and when declared by the general partner in its sole discretion, (d) subject to the restrictions and conditions contained in the Agreement of Limited Partnership, making additional investments in Affiliate Investment Instruments and Eligible Debt Securities and disposing of any such investments and (e) except as otherwise limited in the Agreement of Limited Partnership, entering into, making and performing all contracts and other undertakings, and engaging in those activities and transactions as the general partner deems necessary or advisable for carrying out the purposes of the Partnership.

               HEI Trust I, Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of the three trusts and its principal administrative office is located at 101 Barclay Street, 21st Floor, New York, NY 10286. HEI Trust I is a statutory business trust formed for the exclusive purposes of (i) issuing in February of 1997 its 8.36% Trust Originated Preferred Securities and its 8.36% Common Securities, (ii) purchasing the 8.36% Partnership Preferred Securities, representing the limited partner interests in HEI Preferred Funding, LP, with the proceeds from the sale of Trust Originated Preferred Securities and Common Securities, and (iii) engaging in only those other activities necessary or incidental thereto. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III have at all times been inactive.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured
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                                                                    Page 9 of 15

              gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               HEI is a nonutility holding company which currently conducts no business and owns no material operating assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from electric service, savings bank operations, maritime freight transportation operations, energy conversion fees and investments.

               HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate generating capability of 1,263 megawatts as of December 31, 1998. HECO's power purchase agreements with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provide for an additional 180 MW, 180 MW and 46 MW, respectively, of firm generating capability as of December 31, 1998.

               HELCO owns and operates electric generating equipment with an aggregate generating capability of approximately 161 megawatts as of December 31, 1998. Its five power plants are located on the island of Hawaii. As of December 31, 1998, HELCO had power purchase agreements with Puna Geothermal Ventures and Hilo Coast Processing Company providing for an additional 30 MW and 22 MW, respectively, of firm generating capability. HELCO currently owns and operates a windfarm at Waikoloa which consists of 71 operating wind machines with a total operating capacity of 1.4 MW as of December 31, 1998.

               MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate generating capability of approximately 240 megawatts as of December 31, 1998. A power purchase agreement between MECO and a sugar company provided for an additional 16 MW of firm generating capability as of December 31, 1998.

               HECO, HELCO and MECO own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy.
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                                                                   Page 10 of 15

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               In 1998, HEI sold no kilowatthours of electric energy, HECO sold at retail 6,938,325,636 kwh. of electric energy, HELCO sold at retail 903,159,724 kwh. of electric energy, and MECO sold at retail 1,028,555,750 kwh. of electric energy.

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

             None.

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

             None.

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

             None.


          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               HEI Power Corp. Guam (HPG), a subsidiary of HEIPC, has principal executive offices at Tanguisson power plant, NCS Dededo, Guam 96921 and 220 South King Street, Honolulu, Hawaii 96813. In September 1996, HPG entered into an energy conversion agreement with Guam Power Authority (GPA), pursuant to which HPG rehabilitated, and for a period of approximately 20 years will be operating and maintaining, two oil-fired 25-MW (net) steam turbine generators at Tanguisson, Guam.

               On or about September 3, 1998, HEI acquired an indirect interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which has its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign coorperative joint venture established under the laws of the People's Republic of China. Tianjiao will construct, operate, and maintain a 206-megawatt (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction, beginning September 18, 1996. The power plant is being built "inside the fence" for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which will be the sole purchaser of the power. At the end of the term, the plant will be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao).

               On December 4, 1998, HEI acquired an indirect interest in Cagayan Electric Power and Light Company, Inc. (CEPALCO) which has its principal executive offices at 8/F Strata 100 Building, Emerald Avenue, Ortigas Complex, Pasig City, Metro Manila 1600, Philippines and is incorporated under the laws of the Philippines. CEPALCO is a privately owned regulated local distribution company on the island of Mindanao. It operates and maintains three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (rates at 69 KV and 138 KV) and 1,000 kilometers of distribution lines. It also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

               HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of HPG and International.

               International owns all of the issued and outstanding shares of common stock of China II. China II owns 80% of the issued and outstanding shares of UPP. UPP owns 75% of Tianjiao.

               International owns all of the issued and outstanding shares of common stock of Philippine Develop. Philippine Develop owns convertible cumulative nonparticipating preferred shares of CEPALCO, which are convertible within the period generally from two to four years after the acquisition and, when fully converted, are intended to constitute 15% of the issued and outstanding capital stock of CEPALCO.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               As of December 31, 1998, HEI had invested, through HEIPC (in addition to retained earnings), $2,250,000 in HPG. Also as of December 31, 1998, there were short-term intercompany borrowings by HPG from HEIPC of $10,705,000 and no other borrowings. HEIPC's intercompany loans to HPG were funded by investments in and loans to HEIPC by HEI. As of December 31, 1998, HEI has not directly or indirectly guaranteed the securities of HPG and there was no debt or other financial obligation relating to HPG for which there was recourse against HEI or any other system company (other than HPG).

               As of December 31, 1998, HEI had invested, through HEIPC and its subsidiaries, $16 million in the project in China, of which $6.9 million is reflected in equity in Tianjiao. As of December 31, 1998, there were no short-term intercompany borrowings by Tianjiao from HEI, HEIPC or any HEIPC subsidiary. As of December 31, 1998, HEI has not directly or indirectly guaranteed the securities of Tianjiao and there was no debt or other financial obligation relating to Tianjiao for which there was recourse against HEI or any other system company (other than Tianjiao).

               As of December 31, 1998, HEI had invested, through HEIPC and its subsidiaries, $7.6 million in CEPALCO. As of December 31, 1998, there were no short-term intercompany borrowings by CEPALCO from HEI, HEIPC or any HEIPC subsidiary. As of December 31, 1998, HEI has not directly or indirectly guaranteed the securities CEPALCO and there was no debt or other financial obligation relating to CEPALCO for which there was recourse against HEI or any other system company (other than CEPALCO).

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               As of December 31, 1998, HPG's capitalization (i.e., common stock equity) was $3,335,000. For the year ended December 31, 1998, HPG's net income was $643,000.

               As of December 31, 1998, Tianjiao's capitalization (i.e., common stock equity) was $9,717,000. For the year ended December 31, 1998 Tianjiao's net loss was $150,000.

               As of December 31, 1998, the investment in CEPALCO preferred stock was carried at $7.6 million, which was its estimated fair value on that date in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

               HPG maintains agreements with certain HEI affiliates for operation, maintenance and administrative and general services of the power plants and electrical systems. For the year ended December 31, 1998, HPG payments for services from HEI, HECO and HEIPC totaled $163,000.

               Tianjiao and CEPALCO have no service, sales or construction contracts with any HEI affiliate. However, certain HEI affiliates provide general management and other services to Tianjiao in connection with UPP's obligations under the cooperative joint venture agreement. The HEI affiliates receive no compensation directly from Tianjiao.

                                   EXHIBIT A

               Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 1998, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 1998, are attached hereto as Exhibit A.

               Unaudited consolidating income and retained earnings information for the calendar year 1998 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary companies, for American Savings Bank, F.S.B. and its subsidiary companies, for Hawaiian Tug & Barge Corp. and its subsidiary company, for HEI Power Corp. and its subsidiary companies, for HEI Power Corp. International and its subsidiary companies and for HEI Power Corp. China II and its subsidiary companies, together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 1998, are attached hereto as Exhibits A-1 through A-7. Unaudited consolidating income, retained earnings and balance sheet information for MPC and its subsidiaries are not provided as MPC and its subsidiaries are being accounted for as discontinued operations in HEI's consolidated financial statements effective September 14, 1998.


                                   EXHIBIT B

               The unaudited financial data schedules for HEI and its subsidiaries and for HECO and its subsidiaries are attached hereto as Exhibit B.


                                   EXHIBIT C

               HEI - HEIPC - HPG

               HEI - HEIPC - International - China II - UPP (China II owns 80%)

         - Tianjiao (UPP owns 75%)

               HEI -  HEIPC  - International - Philippine Develop - CEPALCO

          Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 25th day of February 1999.

                                      HAWAIIAN ELECTRIC INDUSTRIES, INC.
                                      Claimant


                                      By /s/ Robert F. Clarke
                                        ----------------------------------------
                                      Robert F. Clarke
                                      Chairman, President and
          ATTEST:                     Chief Executive Officer


          /s/ Peter C. Lewis          By /s/ Robert F. Mougeot
          ------------------------       ---------------------------------------
          Peter C. Lewis              Robert F. Mougeot
          Vice President-             Financial Vice President and
            Administration            Chief Financial Officer
            & Corporate Secretary


                                      HAWAIIAN ELECTRIC COMPANY, INC.
                                      Claimant

                                      By /s/ T. Michael May
                                        ---------------------------------------
                                      T. Michael May
          ATTEST:                     President and
                                      Chief Executive Officer


          /s/ Molly M. Egged          By /s/ Jackie M. Erickson
          ------------------------       --------------------------------------
          Molly M. Egged              Jackie M. Erickson
          Secretary                   Vice President - Customer Relations
                                      & General Counsel


     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Peter C. Lewis
                             Vice President-Administration & Corporate Secretary Hawaiian Electric Industries, Inc.
                             P. O. Box 730
                             Honolulu, Hawaii  96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                                      Exhibit A
Consolidating Balance Sheet  (Page 1 of 3)                                                                               Page 1 of 8
December 31, 1998
(Unaudited)
(in thousands)

                                                                                                   Hawaiian
                                                     Hawaiian      Hawaiian                        Electric             HEI
                                                     Electric      Tug & Barge       HEI            Company,        Diversified,
                                                    Industries,     Corp. and      Investment      Inc. and          Inc. and
ASSETS                                                 Inc.        subsidiary        Corp.         subsidiaries      subsidiaries
---------------------------------------------      -------------  ------------    -------------  --------------   --------------
Cash and equivalents                                  $      636       18             299             54,783         $  352,637
Notes receivable from affiliated companies                13,823        -          10,682                  -             17,330
Accounts receivable and
  unbilled revenues, net                                   1,370     5,683             43            116,697             30,913
Investment and mortgage-backed securities                      -        -               -                  -          1,902,927
Loans receivable, net                                          -        -               -                  -          3,143,197
Property, plant and equipment, net                         4,464    46,446              -          1,943,172             68,028
Regulatory assets                                              -     2,115              -            108,344                  -
Other                                                     35,946     5,152         57,114             88,257             79,140
Goodwill and other intangibles                                 -         -              -                  -            115,006
Investments in wholly owned
   subsidiaries, at equity                             1,280,903         -              -                  -                  -
                                                      ----------    ------         ------          ---------         ----------
                                                      $1,337,142    59,414         68,138          2,311,253         $5,709,178
                                                      ==========    ======         ======          =========         ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
---------------------------------------------
Liabilities
Accounts payable                                      $    5,995     1,608             12             51,927         $   49,481
Deposit liabilities                                            -         -              -                  -          3,865,736
Short-term borrowings                                    100,245     1,450              -            139,413                  -
Securities sold under agreements
   to repurchase                                               -         -              -                  -            515,330
Advances from Federal Home Loan Bank                           -         -              -                  -            805,581
Long-term debt                                           375,000    16,250              -            621,998             17,073
Deferred income taxes                                        (20)    8,308         45,134            128,327              4,637
Contributions in aid of construction                           -         -              -            198,904                  -
Other                                                     28,950     9,977          2,873            202,744             38,882
                                                      ----------    ------         ------          ---------         ----------
                                                         510,170    37,593         48,019          1,343,313          5,296,720
                                                      ----------    ------         ------          ---------         ----------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
   directly or indirectly holding
   solely HEI and HEI-guaranteed and
   HECO and HECO-guaranteed subordinated
   debentures                                                  -         -              -            100,000                  -
Preferred stock of electric utility
 subsidiaries
   Subject to mandatory redemption                             -         -              -             33,080                  -
   Not subject to mandatory redemption                         -         -              -             48,293                  -
Minority interests                                             -         -              -                  -                113
                                                      ----------    ------         ------          ---------         ----------
                                                               -         -              -            181,373                113
                                                      ----------    ------         ------          ---------         ----------

Stockholders' equity
Preferred stock                                                -         -              -                  -                  -
Common stock                                             661,720    13,229         22,166            380,731            326,168
Retained earnings (deficit)                              165,252     8,592         (2,047)           405,836             86,177
                                                      ----------    ------         ------          ---------         ----------
                                                         826,972    21,821         20,119            786,567            412,345
                                                      ----------    ------         ------          ---------         ----------
                                                      $1,337,142    59,414         68,138          2,311,253         $5,709,178
                                                      ==========    ======         ======          =========         ==========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                                                                  Exhibit A
Consolidating Balance Sheet  (Page 2 of 3)                                                                          Page 2 of 8
December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                                                          Malama
                                                     Pacific                                                              Pacific
                                                     Energy                                 HEI                          Corp. and
                                                  Conservation         HEI Power         District       ProVision      subsidiaries
                                                    Services,          Corp. and         Cooling,     Technologies,    (Discontinued
ASSETS                                                Inc.            subsidiaries          Inc            Inc.         operations)
-------------------------------------------       ------------      --------------     -----------    -------------  ---------------
Cash and equivalents                                     $  16               1,803             32               10       $       -
Notes receivable from affiliated companies                  17                   -            305                -               -
Accounts receivable and
  unbilled revenues, net                                    15               3,126              1                -               -
Investment and mortgage-backed securities                    -                   -              -                -               -
Loans receivable, net                                        -                   -              -                -               -
Property, plant and equipment, net                           -              31,283              5                -               -
Regulatory assets                                            -                   -              -                -               -
Other                                                        6               7,711              2                -          (7,529)
Goodwill and other intangibles                               -                   -              -                -               -
Investments in wholly owned
   subsidiaries, at equity                                   -                   -              -                -               -
                                                      --------             -------          -----             ----       ---------
                                                         $  54              43,923            345               10       $  (7,529)
                                                      ========             =======          =====             ====       =========
LIABILITIES AND
STOCKHOLDERS' EQUITY
-------------------------------------------
Liabilities
Accounts payable                                         $   4                 433             31                -       $       -
Deposit liabilities                                          -                   -              -                -               -
Short-term borrowings                                        -               6,823              -                -               -
Securities sold under agreements
   to repurchase                                             -                   -              -
Advances from Federal Home Loan Bank                         -                   -              -                 -              -
Long-term debt                                               -               6,423              -                 -              -
Deferred income taxes                                        -                (248)             -                 -              -
Contributions in aid of construction                         -                   -              -                 -              -
Other                                                       31               1,750              -                33              -
                                                      --------             -------          -----              ----       --------
                                                            35              15,181             31                33              -
                                                      --------             -------          -----              ----       --------
HEI- and HECO-obligated preferred
   securities of trust subsidiaries
   directly or indirectly holding
   solely HEI and HEI-guaranteed and
   HECO and HECO-guaranteed subordinated
   debentures                                                -                   -              -                 -              -
Preferred stock of electric utility
 subsidiaries
   Subject to mandatory redemption                           -                   -              -                 -              -
   Not subject to mandatory redemption                       -                   -              -                 -              -
Minority interests                                           -               3,562              -                 -              -
                                                      --------             -------          -----              ----       --------
                                                             -               3,562              -                 -              -
                                                      --------             -------          -----              ----       --------
Stockholders' equity
Preferred stock                                              -                   -              -                 -              -
Common stock                                               320              36,231            850                10         39,475
Retained earnings (deficit)                               (301)            (11,051)          (536)              (33)       (47,004)
                                                      --------             -------          -----              ----       --------
                                                            19              25,180            314               (23)        (7,529)
                                                      --------             -------          -----              ----       --------
                                                         $  54              43,923            345                10       $ (7,529)
                                                      ========             =======          =====              ====       ========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Balance Sheet (Page 3 of 3)                            Page 3 of 8
December 31, 1998
(Unaudited)
(in thousands)



(Continued)

                                                                                     Hawaiian
                                                                          HEI        Electric    Reclassifications
                                                       Hycap           Preferred    Industries           and
                                                    Management,        Funding,      Capital       Eliminations
ASSETS                                                  Inc.              LP         Trust I         Dr. (Cr.)       Consolidated
--------------------------------------------       -------------     -----------   ------------  -----------------   ------------
Cash and equivalents                                $   750             1,270               -                -        $  412,254
Notes receivable from affiliated companies                -           120,073               -         (162,230)                -
Accounts receivable and unbilled revenues, net           57                 -               -           (1,685)          156,220
Investment and mortgage-backed securities                 -                 -               -                -         1,902,927
Loans receivable, net                                     -                 -               -                -         3,143,197
Property, plant and equipment, net                        -                 -               -                -         2,093,398
Regulatory assets                                         -                 -               -                -           110,459
Other                                                     -                 -               -                -           265,799
Goodwill and other intangibles                            -                 -               -                -           115,006
Investments in wholly owned subsidiaries, at equity  18,193                 -         103,093       (1,402,189)                -
                                                    -------           -------         -------       ----------        ----------
                                                    $19,000           121,343         103,093       (1,566,104)       $8,199,260
                                                    =======           =======         =======       ==========        ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY
--------------------------------------------
Liabilities
Accounts payable                                   $      -                57               -            1,685        $  107,863
Deposit liabilities                                       -                 -               -                -         3,865,736
Short-term borrowings                                     -                 -               -           25,084           222,847
Securities sold under agreements
  to repurchase                                           -                 -               -                -           515,330
Advances from Federal Home Loan Bank                      -                 -               -                -           805,581
Long-term debt                                            -                 -               -          137,146           899,598
Deferred income taxes                                     -                 -               -                -           186,138
Contributions in aid of construction                      -                 -               -                -           198,904
Other                                                     3                 -               -                -           285,243
                                                    -------           -------         -------       ----------        ----------
                                                          3                57               -          163,915         7,087,240
                                                    -------           -------         -------       ----------        ----------
HEI-and HECO-obligated preferred
  securities of trust subsidiaries
  directly or indirectly holding solely
  HEI and HEI-guaranteed and HECO and
  HECO-guaranteed subordinated debentures                 -                 -         100,000                -           200,000
Preferred stock of electric utility subsidiaries
  Subject to mandatory redemption                         -                 -               -                -            33,080
  Not subject to mandatory redemption                     -                 -               -                -            48,293
Minority interests                                        -                 -               -                -             3,675
                                                    -------           -------         -------       ----------        ----------
                                                          -                 -         100,000                -           285,048
                                                    -------           -------         -------       ----------        ----------

Stockholders' equity
Preferred stock                                           -                 -               -                -                 -
Common stock                                         18,364           121,286           3,093          961,923           661,720
Retained earnings (deficit)                             633                 -               -          440,266           165,252
                                                    -------           -------         -------       ----------        ----------
                                                     18,997           121,286           3,093        1,402,189           826,972
                                                    -------           -------         -------       ----------        ----------
                                                    $19,000           121,343         103,093        1,566,104        $8,199,260
                                                    =======           =======         =======       ==========        ==========

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                  Exhibit A
Consolidating Statement of Income (Page 1 of 3)                    Page 4 of 8
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                           Hawaiian
                                             Hawaiian        Hawaiian                      Electric         HEI
                                             Electric      Tug & Barge        HEI          Company,     Diversified,
                                            Industries,     Corp. and     Investment       Inc. and       Inc. and
                                                Inc.       subsidiary        Corp.       subsidiaries   subsidiaries
                                            -----------    ----------     ----------     -------------  ------------
Revenues
Electric utility                             $      -            -             -          1,016,283      $      -
Savings bank                                        -            -             -                  -       409,883
Other                                           2,067       53,231         1,095                  -         1,483
Equity in net income of subsidiaries          115,567            -             -                  -             -
                                             --------       ------         -----          ---------      --------
                                              117,634       53,231         1,095          1,016,283       411,366
                                             --------       ------         -----          ---------      --------
Expenses
Electric utility                                    -            -             -            838,833             -
Savings bank                                        -            -             -                  -       356,233
Other                                           8,207       48,200           319                  -           149
                                             --------       ------         -----          ---------      --------
                                                8,207       48,200           319            838,833       356,382
                                             --------       ------         -----          ---------      --------
Operating income (loss)
Electric utility                                    -            -             -            177,450             -
Savings bank                                        -            -             -                  -        53,650
Other                                         109,427        5,031           776                  -         1,334
                                             --------       ------         -----          ---------      --------
                                              109,427        5,031           776            177,450        54,984
                                             --------       ------         -----          ---------      --------
Interest expense-electric utility
   and other                                  (32,994)      (1,291)            -            (47,921)       (1,477)
Allowance for borrowed funds
   used during construction                         -            -             -              5,915             -
Preferred stock dividends of
   electric utility subsidiaries                    -            -             -             (2,551)            -
Preferred securities distributions of
   trust subsidiaries                               -            -             -             (4,197)            -
Allowance for equity funds used
   during construction                              -            -             -             10,106             -
                                             --------       ------         -----          ---------      --------
Income (loss) from continuing
 operations before income taxes and
 preferred HECO                                76,433        3,740           776            138,802        53,507
Income tax expense (benefit)                  (18,195)       1,711           101             54,572        17,930
                                             --------       ------         -----          ---------      --------
Income (loss) from continuing
  operations before preferred stock
  dividends of HECO                            94,628        2,029           675             84,230        35,577
Preferred stock dividends of HECO                   -            -             -              3,454             -
                                             --------       ------         -----          ---------      --------
Income (loss) from continuing operations       94,628        2,029           675             80,776        35,577
Income (loss) from discontinued operations     (9,817)           -             -                  -        13,765
                                             --------       ------         -----          ---------      --------

Net income (loss)                            $ 84,811        2,029           675             80,776      $ 49,342
                                             ========       ======         =====          =========      ========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES    Exhibit A
Consolidating Statement of Income (Page 2 of 3)   Page 5 of 8
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                                                    Malama
                                                                                                                    Pacific
                                           Pacific Energy                          HEI                             Corp. and
                                            Conservation       HEI Power         District         ProVision       subsidiaries
                                              Services,        Corp. and         Cooling,       Technologies,    (Discontinued
                                                 Inc.         subsidiaries         Inc               Inc.          operations)
                                           --------------     ------------      ---------       -------------    -------------
Revenues
Electric utility                             $        --               --               --                 --      $       --
Savings bank                                          --               --               --                 --              --
Other                                                182            4,773                7
Equity in net income of subsidiaries                  --               --               --                 --              --
                                             -----------      -----------      -----------        -----------      ----------
                                                     182            4,773                7                 --              --
                                             -----------      -----------      -----------        -----------      ----------

Expenses
Electric utility                                      --               --               --                 --              --
Savings bank                                          --               --               --                 --              --
Other                                                270            7,937              543                 33              --
                                             -----------      -----------      -----------        -----------      ----------
                                                     270            7,937              543                 33              --
                                             -----------      -----------      -----------        -----------      ----------
Operating income (loss)
Electric utility                                      --               --               --                 --              --
Savings bank                                          --               --               --                 --              --
Other                                                (88)          (3,164)            (536)               (33)             --
                                             -----------      -----------      -----------        -----------      ----------
                                                     (88)          (3,164)            (536)               (33)             --
                                             -----------      -----------      -----------        -----------      ----------
Interest expense-electric utility
   and other                                          --             (538)              --                 --              --
Allowance for borrowed funds
   used during construction                           --               --               --                 --              --
Preferred stock dividends of
   electric utility subsidiaries                      --               --               --                 --              --
Preferred securities distributions of
   trust subsidiaries                                 --               --               --                 --              --
Allowance for equity funds used
   during construction                                --               --               --                 --              --
                                             -----------      -----------      -----------        -----------      ----------

Income (loss) from continuing operations
 before income taxes and preferred
 stock dividends of HECO                             (88)          (3,702)            (536)               (33)             --
Income tax expense (benefit)                          --              329               --                 --              --
                                             -----------      -----------      -----------        -----------      ----------

Income (loss) from continuing operations
  before preferred stock dividends of HECO           (88)          (4,031)           (536)                (33)             --

Preferred stock dividends of HECO                     --               --              --                  --              --
                                             -----------      -----------      -----------        -----------      ----------

Income (loss) from continuing operations
  before preferred stock dividends of HECO           (88)          (4,031)           (536)                (33)             --
Preferred stock dividends of HECO                     --               --              --                  --              --
                                             -----------      -----------      -----------        -----------      ----------
Income (loss) from continued operations              (88)          (4,031)           (536)                (33)             --
Income (loss) from discontinued operations            --               --              --                  --         (23,557)
                                             -----------      -----------      -----------        -----------      ----------
Net income (loss)                            $       (88)          (4,031)           (536)                (33)       $(23,557)
                                             ===========      ===========      ==========         ===========      ==========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                    Exhibit A
Consolidating Statement of Income  (Page 3 of 3)                     Page 6 of 8
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                  Hawaiian          Reclassifi-
                                                                  HEI             Electric            cations
                                               Hycap           Preferred         Industries             and
                                            Management,        Funding,           Capital          Eliminations
                                               Inc.               LP              Trust I            Dr. (Cr.)         Consolidated
                                         --------------    --------------    --------------     ---------------     ---------------

Revenues
Electric utility                                 $    -                 -                 -                   -          $1,016,283
Savings bank                                          -                 -                 -                   -             409,883
Other                                                56            10,096                 -              13,991              58,999
Equity in net income of  subsidiaries             1,477                 -             8,619             125,663                   -
                                         --------------    --------------    --------------     ---------------     ---------------
                                                  1,533            10,096             8,619             139,654           1,485,165
                                         --------------    --------------    --------------     ---------------     ---------------

Expenses
Electric utility                                      -                -                  -                   -             838,833
Savings bank                                          -                -                  -                   -             356,233
Other                                                89                -                  -                (294)             65,453
                                         --------------    -------------     --------------     ---------------     ---------------
                                                     89                -                  -                (294)          1,260,519
                                         --------------    --------------    --------------     ---------------     ---------------

Operating income (loss)
Electric utility                                      -                 -                 -                   -             177,450
Savings bank                                          -                 -                 -                   -              53,650
Other                                             1,444            10,096             8,619             139,360              (6,454)
                                         --------------    --------------    --------------     ---------------     ---------------
                                                  1,444            10,096             8,619             139,360             224,646
                                         --------------    --------------    --------------     ---------------     ---------------
Interest expense-electric utility                     -                 -                 -             (13,697)            (70,524)
  and other
Allowance for borrowed funds
  used during construction                            -                 -                 -                   -               5,915
Preferred stock dividends of
  electric utility subsidiaries                       -                 -                 -               3,454              (6,005)

Preferred securities distributions of
  trust subsidiaries                                  -                 -            (8,360)                  -             (12,557)

Allowance for equity funds used
  during construction                                 -                 -                 -                   -              10,106
                                         --------------    --------------    --------------     ---------------     ----------------
Income (loss) from continuing
  operations
  before income taxes and preferred
  stock dividends of HECO                         1,444            10,096               259             129,117             151,581
Income taxes (benefit)                              505                 -                 -                   -              56,953
                                         --------------    --------------    --------------     ---------------     ---------------
Income (loss) from continuing
  operations
  before preferred stock dividends
  of HECO                                           939            10,096               259             129,117              94,628
Preferred stock dividends of HECO                     -                 -                 -              (3,454)                  -
                                         --------------    --------------    --------------     ---------------     ---------------
Income (loss) from continuing
  operations                                        939            10,096               259             125,663              94,628
Income (loss) from discontinued
  operations                                          -                 -                 -              (9,792)             (9,817)
                                         --------------    --------------    --------------     ---------------     ---------------
Net income (loss)                                $  939            10,096               259             115,871          $   84,811
                                         ==============    ==============    ==============     ===============     ===============

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                  Exhibit A
Consolidating Statement of Retained Earnings (Page 1 of 2)         Page 7 of 8
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                                Hawaiian
                                                   Hawaiian       Hawaiian                      Electric               HEI
                                                   Electric     Tug & Barge       HEI           Company,          Diversified,
                                                 Industries,     Corp. and     Investment       Inc. and            Inc. and
                                                     Inc.        subsidiary      Corp.        subsidiaries        subsidiaries
                                                 -----------    -----------    -----------    ------------        ------------

Retained earnings (deficit), beginning of year    $159,862        8,017         (2,722)        387,582             $ 68,555

Net income (loss)                                   84,811        2,029            675          80,776               49,342

Distributions of HEI Preferred
   Funding, LP                                           -            -              -               -                    -

Common stock dividends                             (79,421)      (1,454)             -         (62,522)             (31,720)
                                                  --------       ------         ------         -------             --------

Retained earnings (deficit),  end of year         $165,252        8,592         (2,047)        405,836             $ 86,177
                                                  ========       ======         ======         =======             ========

Continued below.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
Consolidating Statement of Retained Earnings
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                                           Malama
                                                    Pacific                                                Pacific
                                                    Energy                       HEI                      Corp. and
                                                 Conservation     HEI Power    District    ProVision    subsidiaries
                                                   Services,      Corp. and    Cooling,  Tecnologies,   (Discontinued
                                                     Inc.       subsidiaries     Inc         Inc.         operations)
                                                 ------------   ------------   --------  ------------   --------------
Retained earnings (deficit), beginning of year    $(213)          (7,020)          -             -       $(23,447)

Net income (loss)                                   (88)          (4,031)       (536)          (33)       (23,557)

Distributions of HEI Preferred
   Funding, LP                                        -                -           -             -              -

Common stock dividends                                -                -           -             -              -
                                                  -----          -------        ----      --------       --------

Retained earnings (deficit),  end of year         $(301)         (11,051)       (536)          (33)      $(47,004)
                                                  =====          =======        ====      ========       ========

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES                   Exhibit A
Consolidating Statement of Retained Earnings (Page 2 of 2)          Page 8 of 8
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                         Hawaiian        Reclassif-
                                                            HEI           Electric         cations
                                           Hycap            Preferred    Industries          and
                                        Management,         Funding,      Capital        Eliminations
                                           Inc.               LP          Trust I         Dr. (Cr.)      Consolidated
                                        ------------      ------------   -----------    ------------     ------------

Retained earnings (deficit),
 beginning of year                       $   894                  --             --          431,646        $159,862

Net income (loss)                            939              10,096            259          115,871          84,811

Distributions of HEI
   Preferred Funding, LP                      --             (10,096)            --          (10,096)             --

Common stock dividends                    (1,200)                 --           (259)         (97,155)        (79,421)
                                         -------             -------         ------        ---------        --------
Retained earnings (deficit), end of
 year                                    $   633                  --             --          440,266        $165,252
                                         =======             =======         ======        =========        ========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                                       Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 1 of 2)                                                       Page 1 of 5
December 31, 1998
(Unaudited)
(in thousands)

                                                                               Hawaii
                                                         Hawaiian             Electric               Maui
                                                         Electric              Light               Electric
                                                         Company,             Company,             Company,
ASSETS                                                     Inc.                 Inc.               Limited
-----------------------------------------------    -----------------    -----------------    -----------------
Cash and equivalents                                      $   29,753               10,024             $ 15,006
Notes receivable from affiliated companies                    25,200                    -                    -
Accounts receivable and unbilled revenues, net                81,322               19,681               14,761
Property, plant and equipment, net                         1,188,312              396,281              358,579
Regulatory assets                                             74,649               17,921               15,774
Other                                                         52,913               15,844               19,500
Investments in wholly owned
   subsidiaries, at equity                                   317,763                    -                    -
                                                          ----------              -------             --------
                                                          $1,769,912              459,751             $423,620
                                                          ==========              =======             ========

LIABILITIES AND
STOCKHOLDER'S EQUITY
-----------------------------------------------
Liabilities
Accounts payable                                          $   33,949                9,396             $  8,052
Short-term borrowings                                        139,413               25,200                    -
Long-term debt                                               410,488              143,342              171,261
Deferred income taxes                                        107,254               10,043               11,030
Contributions in aid of construction                         130,192               45,293               23,419
Other                                                        111,156               52,208               38,976
                                                          ----------              -------             --------
                                                             932,452              285,482              252,738
                                                          ----------              -------             --------

HECO-obligated mandatorily redeemable
   preferred securities of trust subsidiary
   holding solely HECO
   and HECO-guaranteed
   subordinated debentures                                         -                    -                    -
Preferred stock
   Subject to mandatory redemption                            20,600                7,000                5,480
   Not subject to mandatory redemption                        30,293               10,000                8,000
                                                          ----------              -------             --------
                                                              50,893               17,000               13,480
                                                          ----------              -------             --------



Stockholder's equity
Common stock                                                 380,731              100,059               94,410
Retained earnings                                            405,836               57,210               62,992
                                                          ----------              -------             --------
                                                             786,567              157,269              157,402
                                                          ----------              -------             --------
                                                          $1,769,912              459,751             $423,620
                                                          ==========              =======             ========

Continued on next page.

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                     Exhibit A-1
Consolidating Schedule - Balance Sheet Information (Page 2 of 2)     Page 2 of 5
December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                Reclassifi-
                                                                                 cations
                                                        HECO     HECO              and
                                                      Capital   Capital        Eliminations
ASSETS                                                Trust I   Trust II         Dr. (Cr.)         Consolidated
----------------------------------------------        -------   --------       ------------        ------------
Cash and equivalents                                  $     -         -                -            $   54,783
Notes receivable from affiliated companies             51,546    51,546         (128,292)                    -
Accounts receivable and unbilled revenues, net              -       178              755               116,697
Property, plant and equipment, net                          -         -                -             1,943,172
Regulatory assets                                           -         -                -               108,344
Other                                                       -         -                -                88,257
Investments in wholly owned
   subsidiaries, at equity                                  -         -         (317,763)                    -
                                                      -------    ------         --------            ----------
                                                      $51,546    51,724         (445,300)           $2,311,253
                                                      =======    ======         ========            ==========
LIABILITIES AND
STOCKHOLDER'S EQUITY
----------------------------------------------
Liabilities
Accounts payable                                      $     -       178             (352)           $   51,927
Short-term borrowings                                       -         -           25,200               139,413
Long-term debt                                              -         -          103,093               621,998
Deferred income taxes                                       -         -                -               128,327
Contributions in aid of construction                        -         -                -               198,904
Other                                                       -         -             (404)              202,744
                                                      -------    ------         --------            ----------
                                                            -       178          127,537             1,343,313
                                                      =======    ======         ========            ==========
HECO-obligated mandatorily redeemable preferred
   securities of trust subsidiary holding
   solely HECO and HECO-guaranteed
   subordinated debentures                             50,000    50,000                -               100,000
Preferred stock
   Subject to mandatory redemption                          -         -                -                33,080
   Not subject to mandatory redemption                      -         -                -                48,293
                                                      -------    ------         --------            ----------
                                                       50,000    50,000                -               181,373
                                                      =======    ======         ========            ==========

Stockholder's equity
Common stock                                            1,546     1,546          197,561               380,731
Retained earnings                                           -         -          120,202               405,836
                                                      -------    ------         --------            ----------
                                                        1,546     1,546          317,763               786,567
                                                      -------    ------         --------            ----------
                                                      $51,546    51,724          445,300            $2,311,253
                                                      =======    ======         ========            ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                                    Exhibit A-1
Consolidating Schedule - Income Information (Page 1 of 2)                                                           Page 3 of 5
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                Hawaii
                                                         Hawaiian              Electric                Maui
                                                         Electric                Light               Electric
                                                         Company,              Company,              Company,
                                                           Inc.                  Inc.                 Limited
                                                   -----------------     -----------------     -----------------
Revenues
Electric utility                                            $722,677               157,227              $138,605
Equity in net income of subsidiaries                          28,573                     -                     -
                                                   -----------------     -----------------     -----------------
                                                             751,250               157,227               138,605
Expenses-Electric utility                                    605,246               123,670               109,917
                                                   -----------------     -----------------     -----------------

Operating income                                             146,004                33,557                28,688
Interest expense                                             (34,025)              (10,481)               (9,968)
Allowance for borrowed funds used
   during construction                                         2,623                 2,137                 1,155
Preferred stock dividends of electric
   utility subsidiaries                                            -                     -                     -
Preferred securities distributions of
   trust subsidiary                                                -                     -                     -
Allowance for equity funds used
   during construction                                         4,583                 3,531                 1,992
                                                   -----------------     -----------------     -----------------

Income before income tax expense and
   preferred stock dividends                                 119,185                28,744                21,867
Income taxes                                                  34,955                11,225                 8,392
                                                   -----------------     -----------------     -----------------

Income before preferred stock dividends                       84,230                17,519                13,475
Preferred stock dividends                                      3,454                 1,445                 1,106
                                                   -----------------     -----------------     -----------------
Net income                                                  $ 80,776                16,074              $ 12,369
                                                   =================     =================     =================


Continued on next page.


HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                                         Exhibit A-1
Consolidating Schedule - Income Information (Page 2 of 2)                                                                Page 4 of 5
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                               Reclassifi-
                                                                                                 cations
                                                          HECO                HECO                 and
                                                         Capital             Capital           Eliminations
                                                         Trust I            Trust II            Dr. (Cr.)           Consolidated
                                                   ---------------     ---------------     ----------------     ----------------
Revenues
Electric utility                                           $ 4,149                 178                6,553           $1,016,283
Equity in net income of subsidiaries                             -                   -               28,573                    -
                                                           -------               -----               ------           ----------
                                                             4,149                 178               35,126            1,016,283
                                                           -------               -----               ------           ----------
Expenses-Electric utility                                        -                   -                    -              838,833
                                                           -------               -----               ------           ----------

Operating income                                             4,149                 178               35,126              177,450
Interest expense                                                                                     (6,553)             (47,921)
Allowance for borrowed funds used
   during construction                                           -                   -                    -                5,915
Preferred stock dividends of electric
   utility subsidiaries                                          -                   -                2,551               (2,551)
Preferred securities distributions of
   trust subsidiary                                         (4,025)               (172)                   -               (4,197)
Allowance for equity funds used
   during construction                                           -                   -                    -               10,106
                                                           -------               -----               ------           ----------

Income before income tax expense and
   preferred stock dividends                                   124                   6               31,124              138,802
Income taxes                                                     -                   -                    -               54,572
                                                           -------               -----               ------           ----------

Income before preferred stock dividends                        124                   6               31,124               84,230
Preferred stock dividends                                        -                   -               (2,551)               3,454
                                                           -------               -----               ------           ----------
Net income                                                 $   124                   6               28,573           $   80,776
                                                           =======               =====               ======           ==========

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES                                                                   Exhibit A-1
Consolidating Schedule - Retained Earnings Information                                                             Page 5 of 5
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                      Hawaii
                                                 Hawaiian            Electric              Maui
                                                 Electric              Light             Electric
                                                 Company,            Company,            Company,
                                                   Inc.                Inc.               Limited
                                            ---------------     ---------------     ---------------

Retained earnings,  beginning of year              $387,582              53,707            $ 61,730
Net income                                           80,776              16,074              12,369
Common stock dividends                              (62,522)            (12,571)            (11,107)
                                                   --------              ------            --------
Retained earnings, end of year                     $405,836              57,210            $ 62,992
                                                   ========             =======            ========

Continued below.


HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1998
(Unaudited)
(in thousands)


(Continued)
                                                                                                    Reclassifi-
                                                                                                      cations
                                                           HECO                  HECO                   and
                                                          Capital               Capital            Eliminations
                                                          Trust I              Trust II              Dr. (Cr.)          Consolidated
                                                   -----------------     -----------------     -----------------        ------------

Retained earnings, beginning of year                     $   -                     -               115,437               $387,582
Net income                                                 124                     6                28,573                 80,776
Common stock dividends                                    (124)                   (6)              (23,808)               (62,522)
                                                         -----                 -----              --------               --------
Retained earnings, end of year                           $   -                     -               120,202               $405,836
                                                         =====                 =====              ========               ========

HEI DIVERSIFIED, INC. AND SUBSIDIARIES                              Exhibit A-2
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1998
(Unaudited)
(in thousands)

                                                                     American                     Reclassifi-
                                                                     Savings         HEIDI          cations
                                                     HEI              Bank,           Real            and
                                                Diversified,        F.S.B. and       Estate      Eliminations
ASSETS                                              Inc.           subsidiaries      Corp.         Dr. (Cr.)        Consolidated
------------------------------------------     -------------     --------------   ----------      -----------       ------------

Cash and equivalents                                $     70            352,566            1                -         $  352,637
Notes receivable from
   affiliated companies                               17,330                  -            -                -             17,330
Accounts receivable and
  unbilled revenues, net                                 105             30,808            -                -             30,913
Investment and mortgage-backed
   securities                                              -          1,902,927            -                -          1,902,927
Loans receivable, net                                      -          3,143,197            -                -          3,143,197
Property, plant and equipment, net                         -             68,028            -                -             68,028
Other                                                      -             79,140            -                -             79,140
Goodwill and other intangibles                             -            115,006            -                -            115,006
Investments in wholly owned
   subsidiaries, at equity                           412,760                  -            -         (412,760)                 -
                                               -------------     --------------    ---------     ------------        -----------
                                                    $430,265          5,691,672            1         (412,760)        $5,709,178
                                               =============     ==============    =========    =============        ===========

LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------------------
Liabilities
Accounts payable                                    $    248             49,233            -                -         $   49,481
Deposit liabilities                                        -          3,865,736            -                -          3,865,736
Securities sold under
   agreements to repurchase                                -            515,330            -                -            515,330
Advances from Federal Home Loan Bank                       -            805,581            -                -            805,581
Long-term debt                                        17,073                  -            -                -             17,073
Deferred income taxes                                   (586)             5,223            -                -              4,637
Other                                                  1,185             37,697            -                -             38,882
                                               -------------     --------------    ---------     ------------        -----------
                                                      17,920          5,278,800            -                -          5,296,720
                                               -------------     --------------    ---------    -------------        -----------



Preferred stock of savings
   bank subsidiary                                         -             75,000            -           75,000                  -
Minority interests                                         -                113            -                -                113

Stockholder's equity
Common stock                                         326,168            238,849            1          238,850            326,168
Retained earnings                                     86,177             98,910            -           98,910             86,177
                                               -------------     --------------    ---------    -------------        -----------
                                                     412,345            337,759            1          337,760            412,345
                                               -------------     --------------    ---------    -------------        -----------
                                                    $430,265          5,691,672            1          412,760         $5,709,178
                                               =============     ==============    =========    =============        ===========


HEI DIVERSIFIED, INC. AND SUBSIDIARIES                               Exhibit A-2
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                American                             Reclassifi-
                                                                Savings             HEIDI              cations
                                               HEI               Bank,               Real                and
                                          Diversified,         F.S.B. and           Estate          Eliminations
                                              Inc.            subsidiaries          Corp.             Dr. (Cr.)         Consolidated
                                         -------------       --------------     -------------      -------------       -------------
Revenues
Savings bank                             $          --              409,883                 --                --           $409,883
Other                                            6,883                                                     5,400              1,483
Equity in net income of subsidiaries            30,263                   --                 --            30,263                 --
                                         -------------        -------------      -------------     -------------       ------------
                                                37,146              409,883                 --            35,663            411,366
                                         -------------        -------------      -------------     -------------       ------------
Expenses
Savings bank                                        --              356,233                 --                --            356,233
Other                                              149                   --                 --                --                149
                                         -------------        -------------      -------------     -------------       ------------
                                                   149              356,233                 --                --            356,382
                                         -------------        -------------      -------------     -------------       ------------
Operating income
Savings bank                                        --               53,650                 --                --             53,650
Other                                           36,997                  --                  --            35,663              1,334
                                         -------------        -------------      -------------     -------------       ------------
                                                36,997               53,650                 --            35,663             54,984
Interest expense-electric utility
 and other                                      (1,477)                 --                  --                --             (1,477)
                                         -------------        -------------      -------------     -------------       ------------

Income before income tax expense
 and preferred stock dividends                  35,520               53,650                 --            35,663             53,507
Income tax expense (benefit)                       (57)              17,987                 --                --             17,930
                                         -------------        -------------      -------------     -------------       ------------

Income before preferred stock
 dividends                                      35,577               35,663                 --            35,663             35,577
Preferred stock dividends                           --                5,400                 --            (5,400)                --
                                         -------------        -------------      -------------     -------------       ------------

Income from continuing operations               35,577               30,263                 --            30,263             35,577
Income from discontinued operations             13,765                   --                 --                --             13,765
                                         -------------        -------------      -------------     -------------       ------------

Net income                                     $49,342               30,263                 --            30,263           $ 49,342
                                         =============        =============      =============     =============       ============



HEI DIVERSIFIED, INC. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                American                             Reclassifi-
                                                                Savings             HEIDI              cations
                                               HEI               Bank,               Real                and
                                          Diversified,         F.S.B. and           Estate          Eliminations
                                              Inc.            subsidiaries          Corp.             Dr. (Cr.)         Consolidated
                                         -------------       --------------     -------------      -------------       -------------
Retained earnings, beginning of year           $68,555               82,967                --             82,967           $ 68,555

Net income                                      49,342               30,263                --             30,263             49,342

Common stock dividends                         (31,720)             (14,320)               --            (14,320)           (31,720)
                                         -------------        -------------      -------------     -------------       ------------
Retained earnings, end of year                $ 86,177               98,910                --             98,910           $ 86,177
                                         =============        =============      =============     =============       ============



AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                                                                       Exhibit A-3
Consolidating Schedule - Balance Sheet Information  (Page 1 of 2)                                                    Page 1 of 4
December 31, 1998
(Unaudited)
(in thousands)


                                                                         American
                                                     American             Savings                                  AdCom-
                                                      Savings           Investment              ASB                 muni
                                                       Bank,             Services             Service             cations,
ASSETS                                                F.S.B.               Corp.            Corporation             Inc.
--------------------------------------------    ----------------    ----------------    ----------------     ----------------

Cash and equivalents                                  $  343,408           2,633                  88                $344
Accounts receivable and
  unbilled revenues, net                                  21,137               -                   -                   -
Investment and mortgage-backed securities              1,311,803               -                   -                   -
Loans receivable, net                                  2,115,417               -                   -                   -
Property, plant and equipment, net                        67,893              50                  36
Other                                                     79,031             107                                       7
Goodwill and other intangibles                           114,997               9
Investments in wholly owned
   subsidiaries, at equity                             1,657,146               -                   -                   -
                                                      ----------          ------                 ---                ----
                                                      $5,710,832           2,799                 124                $351
                                                      ==========          ======                ====                ====
LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                      $   49,233               -                   -                $  -
Deposit liabilities                                    3,877,795               -                   -                   -
Securities sold under
   agreements to repurchase                              515,330               -                   -                   -
Advances from Federal Home Loan Bank                     805,581               -                   -                   -
Deferred income taxes                                      5,223               -                   -                   -
Other                                                     44,911             936                                      34
                                                      ----------          ------                 ---                ----
                                                       5,298,073             936                   -                  34
                                                      ----------          ------                 ---                ----

Preferred stock                                           75,000               -                   -                   -
Minority Interests                                             -               -                   -                   -

Stockholder's equity
Common stock                                             238,849              10                 309                  61
Retained earnings (deficit)                               98,910           1,853                (185)                256
                                                      ----------          ------                 ---                ----
                                                         337,759           1,863                 124                 317
                                                      ----------          ------                 ---                ----
                                                      $5,710,832           2,799                 124                $351
                                                      ==========          ======                 ===                ====


Continued on next page.

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                                                                     Exhibit A-3
Consolidating Schedule - Balance Sheet Information  (Page 2 of 2)                                                  Page 2 of 4
December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                             Reclassifi-
                                                                                               cations
                                                                          American               and
                                                        ASB                Savings              Elimi-
                                                       Realty             Mortgage             nations             Consoli-
ASSETS                                              Corporation           Co., Inc.           Dr. (Cr.)              dated
--------------------------------------------    ----------------     ----------------    ----------------     ----------------

Cash and equivalents                                  $    9,158                  675              (3,740)          $  352,566
Accounts receivable and
  unbilled revenues, net                                   9,671                    -                   -               30,808
Investment and mortgage-backed securities                591,124                    -                   -            1,902,927
Loans receivable, net                                  1,027,780                    -                   -            3,143,197
Property, plant and equipment, net                             -                   49                   -               68,028
Other                                                     16,772                    3             (16,780)              79,140
Goodwill and other intangibles                                 -                    -                   -              115,006
Investments in wholly owned
   subsidiaries, at equity                                     -                    -          (1,657,146)                   -
                                                      ----------                  ---          -----------          ----------
                                                      $1,654,505                  727          (1,677,666)          $5,691,672
                                                      ==========                  ===          ===========          ==========

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                      $        -                    -                   -            $  49,233
Deposit liabilities                                            -                    -              12,059            3,865,736
Securities sold under
   agreements to repurchase                                    -                    -                   -              515,330
Advances from Federal Home Loan Bank                           -                    -                   -              805,581
Deferred income taxes                                          -                    -                   -                5,223
Other                                                          -                  277               8,461               37,697
                                                      ----------                  ---          -----------          ----------
                                                               -                  277              20,520            5,278,800
                                                      ----------                  ---          -----------          ----------

Preferred stock                                              999                    -                 999               75,000
Minority Interests                                             -                    -                (113)                 113

Stockholder's equity
Common stock                                           1,653,720                  440           1,654,540              238,849
Retained earnings (deficit)                                 (214)                  10               1,720               98,910
                                                      ----------                  ---          -----------          ----------
                                                       1,653,506                  450           1,656,260              337,759
                                                      ----------                  ---          -----------          ----------
                                                      $1,654,505                  727           1,677,666           $5,691,672
                                                      ==========                  ===          ==========           ==========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                      Exhibit A-3
Consolidating Schedule  Income (Loss) Information                   Page 3 of 4
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                             American
                                            American         Savings                     AdCom-
                                            Savings        Investment         ASB         muni
                                              Bank,         Services        Service      cations,
                                             F.S.B.           Corp.       Corporation      Inc.
                                            -------        ---------      -----------    --------
Revenues
Savings bank                                 $315,845       3,131                -        $167
Equity in net income of subsidiaries           90,856           -                -           -
                                             --------       -----              ---        ----
                                              406,701       3,131                -         167
Expenses-Savings bank                         353,707       1,682               38          88
                                             --------       -----              ---        ----
Operating income (loss)                        52,994       1,449              (38)         79
Income taxes                                   17,331         622                -          34
                                             --------       -----              ---        ----
Income (loss) before
   preferred stock dividends                   35,663         827              (38)         45
Preferred stock dividends                       5,400           -                -           -
                                             --------       -----              ---        ----
 Net income (loss)                           $ 30,263         827              (38)       $ 45
                                             ========       =====              ===        ====

Continued below.


AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule  Income (Loss) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                          Reclassifi-
                                                                            cations
                                                           American          and
                                                ASB        Savings          Elimi-
                                              Realty       Mortgage         nations
                                            Corporation    Co., Inc.       Dr. (Cr.)     Consolidated
                                            -----------    ---------      -----------    ------------
Revenues
Savings bank                                 $90,754          595             609            $409,883
Equity in net income of subsidiaries               -            -          90,856                   -
                                             -------          ---          ------           ---------
                                              90,754          595          91,465             409,883
Expenses-Savings bank                            954          359            (595)            356,233
                                             -------          ---          ------           ---------

Operating income (loss)                       89,800          236          90,870              53,650
Income taxes                                       -            -               -              17,987
                                             -------          ---          ------          ----------
Income (loss) before
   preferred stock dividends                  89,800          236          90,870              35,663
Preferred stock dividends                         14            -             (14)              5,400
                                             -------          ---          ------          ----------
 Net income (loss)                           $89,786          236          90,856          $   30,263
                                             =======          ===          ======          ==========

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES                                                                   Exhibit A-3
Consolidating Schedule - Retained Earnings (Deficit) Information                                                 Page 4 of 4
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                            American
                                                        American             Savings                                  AdCom-
                                                        Savings            Investment              ASB                 muni
                                                         Bank,              Services             Service             cations,
                                                         F.S.B.               Corp.            Corporation             Inc.
                                                    ----------------     ----------------    ----------------     ----------------

Retained earnings (deficit),
  beginning of year                                     $ 82,967                1,026                (147)                $211

Net income (loss)                                         30,263                  827                 (38)                  45

Common stock dividends                                   (14,320)                   -                   -                    -
                                                        --------                -----               -----                 ----
Retained earnings (deficit),
  end of year                                           $ 98,910                1,853                (185)                $256
                                                        ========                =====               =====                 ====

Continued below.




AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
(Continued)
                                                                                              Reclassifi-
                                                                                                cations
                                                                           American               and
                                                        ASB                Savings               Elimi-
                                                       Realty              Mortgage             nations
                                                    Corporation           Co., Inc.            Dr. (Cr.)           Consolidated
                                                ----------------     ----------------     ----------------     -----------------

Retained earnings (deficit),
  beginning of year                                   $      -                 (226)                 864               $ 82,967

Net income (loss)                                       89,786                  236               90,856                 30,263

Common stock dividends                                 (90,000)                   -              (90,000)               (14,320)
                                                      --------                -----             --------               --------
Retained earnings (deficit),
  end of year                                         $   (214)                  10                1,720               $ 98,910
                                                      ========                =====             ========               ========

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                                                                      Exhibit A-4
Consolidating Schedule - Balance Sheet Information                                                             Page 1 of 2
December 31, 1998
(Unaudited)
(in thousands)

                                                                                        Reclassifi-
                                                         Hawaiian                         cations
                                                           Tug &          Young             and
                                                           Barge        Brothers,      Eliminations
ASSETS                                                     Corp.         Limited         Dr. (Cr.)        Consolidated
--------------------------------------------------     ----------      ----------     -------------      ---------------

Cash and equivalents                                     $      -              18                 -            $    18
Notes receivable from affiliated company                    9,120               -            (9,120)                 -
Accounts receivable and unbilled revenues, net                758           5,153              (228)             5,683
Property, plant and equipment, net                          7,543          38,903                 -             46,446
Regulatory assets                                               -           2,115                 -              2,115
Other                                                       2,869           2,283                 -              5,152
Investment in wholly owned subsidiary, at equity           17,660               -           (17,660)                 -
                                                          -------          ------          --------            -------
                                                          $37,950          48,472           (27,008)           $59,414
                                                          =======          ======          ========            =======


LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------------
Liabilities
Accounts payable                                          $   900             936               228            $ 1,608
Short-term borrowings                                      (4,076)          5,526                 -              1,450
Long-term debt                                             16,250           9,120             9,120             16,250
Deferred income taxes                                       1,910           6,398                 -              8,308
Other                                                       1,145           8,832                 -              9,977
                                                          -------          ------          --------            -------
                                                           16,129          30,812             9,348             37,593
                                                          -------          ------          --------            -------


Stockholder's equity
Common stock                                               13,229           7,414             7,414             13,229
Retained earnings                                           8,592          10,246            10,246              8,592
                                                          -------          ------          --------            -------
                                                           21,821          17,660            17,660             21,821
                                                          -------          ------          --------            -------
                                                          $37,950          48,472            27,008            $59,414
                                                          =======          ======          ========            =======

HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY                            Exhibit A-4
Consolidating Schedule - Income Information                          Page 2 of 2
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                           Reclassifi-
                                                Hawaiian                                     cations
                                                  Tug &                 Young                  and
                                                  Barge               Brothers,           Eliminations
                                                  Corp.                Limited              Dr. (Cr.)         Consolidated
                                          -----------------     -----------------     -----------------     -----------------

Revenues
Other                                            $ 7,980               47,511                 2,260               $53,231
Equity in net income of subsidiary                 2,391                    -                 2,391                     -
                                          -----------------     -----------------     -----------------     -----------------
                                                  10,371               47,511                 4,651                53,231
                                          -----------------     -----------------     -----------------     -----------------

Expenses-Other                                     6,889               42,798                (1,487)               48,200
                                          -----------------     -----------------     -----------------     -----------------

Operating income                                   3,482                4,713                 3,164                 5,031

Interest expense-electric utility and
 other                                            (1,265)                (799)                 (773)               (1,291)
                                          -----------------     -----------------     -----------------     -----------------

Income before income taxes                         2,217                3,914                 2,391                 3,740

Income taxes                                         188                1,523                     -                 1,711
                                          -----------------     -----------------     -----------------     -----------------

Net income                                       $ 2,029                2,391                 2,391               $ 2,029
                                          =================     =================     =================     =================



HAWAIIAN TUG & BARGE CORP. AND SUBSIDIARY
Consolidating Schedule - Retained Earnings Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                           Reclassifi-
                                                Hawaiian                                     cations
                                                  Tug &                 Young                  and
                                                  Barge               Brothers,           Eliminations
                                                  Corp.                Limited              Dr. (Cr.)           Consolidated
                                          -----------------     -----------------     -----------------     -----------------


Retained earnings, beginning of year             $ 8,017                9,309                 9,309               $ 8,017

Net income                                         2,029                2,391                 2,391                 2,029

Common stock dividends                            (1,454)              (1,454)               (1,454)               (1,454)
                                          -----------------     -----------------     -----------------     -----------------
Retained earnings, end of year                   $ 8,592               10,246                10,246               $ 8,592
                                          =================     =================     =================     =================

HEI POWER CORP. AND SUBSIDIARIES                                     Exhibit A-5
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1998
(Unaudited)
(in thousands)

                                                         HEI                 HEI            Reclassifications
                                        HEI             Power               Power                 and
                                       Power            Corp.               Corp.              Eliminations
ASSETS                                 Corp.            Guam            International           Dr. (Cr.)         Consolidated
------------------------------     --------------   --------------     ---------------     -----------------     --------------
Cash and equivalents                 $     14               82              1,707                      -            $  1,803
Notes receivable from
   affiliated companies                11,653                -               (948)               (10,705)                  -
Accounts receivable and
   unbilled revenues, net                  30              451              2,645                      -               3,126
Property, plant and equipment, net        363           14,398             16,522                      -              31,283
Other                                       4               90              7,617                      -               7,711
Investments in wholly owned
   subsidiaries, at equity             26,924                -                  -                (26,924)                  -
                                     --------        ---------          ---------               --------            --------
                                     $ 38,988           15,021             27,543                (37,629)           $ 43,923
                                     ========        =========          =========               ========            ========
LIABILITIES AND
STOCKHOLDER'S EQUITY
------------------------------
Liabilities
Accounts payable                     $    144               12                277                      -            $    433
Short-term borrowings                   6,823           10,705                  -                 10,705               6,823
Long-term debt                          6,423                -                  -                      -               6,423
Deferred income taxes                       -             (248)                 -                      -                (248)
Other                                     418            1,217                115                      -               1,750
                                     --------        ---------          ---------               --------            --------
                                       13,808           11,686                392                 10,705              15,181
                                     --------        ---------          ---------               --------            --------
Minority interests                          -                -              3,562                      -               3,562
                                     --------        ---------          ---------               --------            --------

Stockholder's equity
Common stock                           36,231            2,250             25,004                 27,254              36,231
Retained earnings (deficit)           (11,051)           1,085             (1,415)                  (330)            (11,051)
                                     --------        ---------          ---------               --------            --------
                                       25,180            3,335             23,589                 26,924              25,180
                                     --------        ---------          ---------               --------            --------
                                     $ 38,988           15,021             27,543                 37,629            $ 43,923
                                     ========        =========          =========               ========            ========


HEI POWER CORP. AND SUBSIDIARIES                                                                                       Exhibit A-5
Consolidating Schedule - Income (Loss) Information                                                                     Page 2 of 2
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                                   Reclassifi-
                                                              HEI                 HEI                cations
                                           HEI               Power               Power                 and
                                          Power              Corp.               Corp.            Eliminations
                                          Corp.               Guam           International          Dr. (Cr.)         Consolidated
                                    --------------     --------------     ----------------     ---------------     ---------------

Revenues
Other                                      $   642              4,437                  331                 637             $ 4,773
Equity in net loss of                         (423)                 -                    -                (423)                  -
 subsidiaries                              -------          ---------             --------              ------             -------
                                               219              4,437                  331                 214               4,773
                                           -------          ---------             --------              ------             -------

Expenses - Other                             3,712              2,828                1,397                   -               7,937
                                           -------          ---------             --------              ------             -------


Operating income (loss)                     (3,493)             1,609               (1,066)                214              (3,164)
Interest expense                              (538)              (637)                   -                (637)               (538)
                                           -------          ---------             --------              ------             -------

Income (loss) before
 income tax expense                         (4,031)               972               (1,066)               (423)             (3,702)

Income taxes                                     -                329                    -                   -                 329
                                           -------          ---------             --------              ------             -------

Net income (loss)                          $(4,031)               643               (1,066)               (423)            $(4,031)
                                           =======          =========             ========              ======             =======



HEI POWER CORP. AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                                  Reclassifi-
                                                              HEI                HEI                cations
                                           HEI               Power              Power                 and
                                          Power              Corp.              Corp.            Eliminations
                                          Corp.              Guam           International          Dr. (Cr.)         Consolidated
                                    --------------     --------------    ----------------     ---------------     ---------------

Retained earnings (deficit),
     beginning of year                    $ (7,020)               442                (349)                 93            $ (7,020)

Net income (loss)                           (4,031)               643              (1,066)               (423)             (4,031)
                                           -------          ---------             -------              ------             -------

Retained earnings (deficit),
     end of year                          $(11,051)             1,085              (1,415)               (330)           $(11,051)
                                          =========         =========             =======              ======            ========

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 1 of 3)     Page 1 of 6
December 31, 1998
(Unaudited)
(in thousands)

                                                                                                 HEIPC
                                                        HEI                 HEIPC                 Lake
                                                       Power              Philippine             Mainit
                                                       Corp.             Development,            Power,
ASSETS                                             International             LLC                  LLC
--------------------------------------------    ----------------     -----------------    ----------------
Cash and equivalents                                $     22                   339             $    121
Notes receivable from affiliated companies               (91)                    -                   91
Accounts receivable and
   unbilled revenues, net                                  -                     -                    -
Property, plant and equipment, net                         -                     -                   25
Other                                                      6                 7,601                    1
Investments in wholly owned
   subsidiaries, at equity                            23,672                     -                    -
                                                    --------               -------              -------
                                                    $ 23,609                 7,940             $    238
                                                    ========              ========             ========

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                    $     20                     -             $      -
Other                                                      -                     -                    -
                                                    --------              --------             --------
                                                          20                     -                    -
                                                    --------              --------             --------
Minority interests                                         -                     -                    -
                                                    --------              --------             --------


Stockholder's equity
Common stock                                          25,004                 7,901                  447
Retained earnings (deficit)                           (1,415)                   39                 (209)
                                                    --------              --------             --------

                                                      23,589                 7,940                  238
                                                    --------              --------             --------
                                                     $23,609                 7,940                $ 238
                                                    ========              ========             ========

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 2 of 3)     Page 2 of 6
December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                               HEIPC             HEIPC
                                            Bulacan I,        Bulacan II,          HEIPC              HEIPC
ASSETS                                          LLC               LLC              China             China II
-------------------------------------    --------------    --------------    --------------     --------------

Cash and equivalents                               $ -                  -                96            $ 1,129
Notes receivable from affiliated
 companies                                           -                  -              (102)              (846)
Accounts receivable and
   unbilled revenues, net                            -                  -                 -              2,645
Property, plant and equipment, net                   -                  -                 6             16,491
Other                                                -                  -                 -                  5
Investments in wholly owned
   subsidiaries, at equity                           -                  -                 -                  -
                                         -------------     --------------    --------------     --------------
                                                   $ -                  -                 -            $19,424
                                         =============     ==============    ==============     ==============

LIABILITIES AND
STOCKHOLDER'S EQUITY
-------------------------------------
Liabilities
Accounts payable                                   $ -                  -                20            $   237
Other                                                -                  -                 -                115
                                         -------------     --------------     -------------     --------------
                                                     -                  -                20                352
                                         -------------     --------------    --------------     --------------
Minority interests                                   -                  -                                3,562
                                         -------------     --------------    --------------     --------------

Stockholder's equity
Common stock                                         -                  -                 -             16,428
Retained earnings (deficit)                          -                  -               (20)              (918)
                                        --------------     --------------    --------------     --------------
                                                     -                  -               (20)            15,510
                                        --------------     --------------   ---------------     --------------
                                                   $ -                  -                 -            $19,424
                                        ==============     ==============    ==============     ==============

Continued on next page.

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                                                                        Exhibit A-6
Consolidating Schedule - Balance Sheet Information (Page 3 of 3)                                                      Page 3 of 6
December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                       HEIPC            HEIPC Phnom          Reclassifi-
                                                    Phnom Penh             Penh                cations
                                                       Power               Power                 and
                                                    (General),          (Limited),           Eliminations
ASSETS                                                  LLC                 LLC               Dr. (Cr.)             Consolidated
--------------------------------------------       --------------    --------------       ---------------           ------------

Cash and equivalents                                          $-                -                    -                $ 1,707
Notes receivable from affiliated companies                     -                -                    -                   (948)
Accounts receivable and
   unbilled revenues, net                                      -                -                    -                  2,645
Property, plant and equipment, net                             -                -                    -                 16,522
Other                                                          2                2                    -                  7,617
Investments in wholly owned
   subsidiaries, at equity                                     -                -              (23,672)                     _
                                                        --------         --------           ----------                -------
                                                              $2                2              (23,672)               $27,543
                                                        ========         ========           ==========                =======

LIABILITIES AND
STOCKHOLDER'S EQUITY
--------------------------------------------
Liabilities
Accounts payable                                              $-               -                     -                $   277
Other                                                          -               -                     -                    115
                                                        --------        --------            ----------                -------
                                                               -               -                     -                    392
                                                        --------        --------            ----------                -------
Minority interests                                             -               -                     -                  3,562
                                                        --------        --------            ----------                -------


Stockholder's equity
Common stock                                                   2               2                24,780                 25,004
Retained earnings (deficit)                                    -               -                (1,108)                (1,415)
                                                        --------        --------            ----------                -------
                                                               2               2                23,672                 23,589
                                                        --------        --------            ----------                -------
                                                              $2               2                23,672                $27,543
                                                        ========        ========            ==========                =======

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Income (Loss) Information (Page 1 of 2)     Page 4 of 6
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                                                         HEIPC
                                                   HEI                HEIPC              Lake
                                                  Power             Philippine          Mainit
                                                   Corp.            Development,         Power,
                                               International            LLC                LLC
                                            ----------------     ---------------    --------------
Revenues
Other                                             $     -                  39               $ 5
Equity in net loss of subsidiaries                   (894)                  -                 -
                                                  -------                ----               ---
                                                     (894)                 39                 5
                                                  -------                ----               ---

Expenses-Other                                        172                   -                 -
                                                  -------                ----               ---

Net income (loss)                                 $(1,066)                 39               $ 5
                                                  =======                ====               ===

Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Income (Loss) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)
(Continued)

                                                                                    HEI                HEI
                                               HEIPC             HEIPC             Power              Power
                                            Bulacan I,        Bulacan II,          Corp.              Corp.
                                                LLC               LLC              China             China II
                                         --------------    --------------    --------------     --------------
Revenues
Other                                            $  -                -                  -            $  287
Equity in net loss of subsidiaries                  -                -                  -                 -
                                                 ----          -------              -----            ------
                                                    -                -                  -               287
                                                 ----          -------              -----            ------

Expenses-Other                                      -                -                 20             1,205
                                                 ----          -------              -----            ------

Net income (loss)                                $  -                -                (20)           $ (918)
                                                 ====          =======              =====            ======

Continued on next page.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                                                Exhibit A-6
Consolidating Schedule - Income (Loss) Information (Page 2 of 2)                              Page 5 of 6
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                             HEIPC             HEIPC          Reclassifi-
                                           Phnom Penh       Phnom Penh          cations
                                             Power             Power              and
                                           (General),       (Limited),       Eliminations
                                              LLC               LLC            Dr. (Cr.)        Consolidated
                                       ----------------   --------------  ----------------     --------------

Revenues
Other                                           $-                -                     -            $   331
Equity in net loss of subsidiaries               -                -                  (894)                 -
                                          --------          -------                 -----            -------
                                                 -                -                  (894)               331
                                          --------          -------                 -----            -------

Expenses-Other                                   -                -                     -              1,397
                                          --------          -------                 -----            -------

Net income (loss)                               $-                -                  (894)           $(1,066)
                                          ========          =======                 =====            =======

HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES                       Exhibit A-6
Consolidating Schedule - Retained Earnings (Deficit) Information     Page 6 of 6
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                 HEI                HEIPC               HEIPC
                                                Power             Philippine         Lake Mainit
                                                Corp.            Development,          Power,
                                            International            LLC                 LLC
                                          ----------------     ---------------    ---------------
Retained earnings (deficit),                      $  (349)                -               $(214)
 beginning of year
Net income (loss)                                  (1,066)                39                  5
                                            --------------       ------------       -------------

Retained earnings (deficit), end of               $(1,415)                39              $(209)
 year                                       ==============       =============      =============

Continued below.


HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                                                                       HEI                 HEI
                                               HEIPC              HEIPC               Power               Power
                                            Bulacan I,        Bulacan II,            Corp.               Corp.
                                                LLC                LLC                China             China II
                                           --------------     ------------       --------------     --------------
Retained earnings (deficit),                     $ -                -                        -              $   -
 beginning of year
Net income (loss)                                  -                -                      (20)              (918)
                                           --------------     ------------       --------------     --------------
Retained earnings (deficit), end of              $ -                -                      (20)             $(918)
 year                                      ==============     ============       ==============     ==============

Continued below.



HEI POWER CORP. INTERNATIONAL AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

(Continued)

                                               HEIPC             HEIPC           Reclassifi-
                                             Phnom Penh        Phnom Penh          cations
                                               Power             Power               and
                                             (General),        (Limited),        Eliminations
                                                LLC               LLC             Dr. (Cr.)        Consolidated
                                         ---------------      ------------      --------------    --------------
Retained earnings (deficit),                     $ -              -                  (214)           $  (349)
 beginning of year
Net income (loss)                                  -              -                  (894)            (1,066)
                                           -------------      ------------      --------------    --------------
Retained earnings (deficit), end of              $ -              -                (1,108)           $(1,415)
 year                                      =============      ============      ==============    ==============

HEIPC CHINA II AND SUBSIDIARIES                                      Exhibit A-7
Consolidating Schedule - Balance Sheet Information                   Page 1 of 2
December 31, 1998
(Unaudited)
(in thousands)

                                                        United                    Reclassifi-
                                                         Power        Baotou        cations
                                                        Pacific      Tianjiao         and
                                             HEIPC      Company       Power       Eliminations
ASSETS                                      China II    Limited     Co., Ltd.       Dr. (Cr.)      Consolidated
---------------------------------------   ------------  ---------   ----------    -------------    ------------
Cash and equivalents                           $  150         250          729               --          $ 1,129
Notes receivable from
   affiliated companies                          (846)          5           (5)              --             (846)
Accounts receivable and
   unbilled revenues, net                       2,645          --           --               --            2,645
Property, plant and equipment, net              4,000       3,291        9,200               --           16,491
Other                                              --          --            5               --                5
Investments in wholly owned
   subsidiaries, at equity                       9,562      8,546           --          (18,108)              --
                                               -------   ---------       -------       --------          --------
                                               $15,511     12,092          9,929        (18,108)          $19,424
                                               =======    ========       ========       ========          =======
LIABILITIES AND
STOCKHOLDER'S EQUITY
---------------------------------------
Liabilities
Accounts payable                              $     --        25             212             --           $   237
Other                                                1       114              --             --               115
                                               -------   ---------       -------       --------          --------
                                                     1       139             212             --               352
                                               -------   ---------       -------       --------          --------
Minority interests                                  --        --              --         (3,562)            3,562
                                               -------   ---------       -------       --------          --------

Stockholder's equity
Common stock                                    16,428     13,101          9,867         22,968            16,428
Retained earnings (deficit)                       (918)    (1,148)          (150)        (1,298)             (918)
                                               -------   ---------       -------       --------          --------
                                                15,510     11,953          9,717         21,670            15,510
                                               -------   ---------       -------       --------          --------
                                               $15,511     12,092          9,929         18,108           $19,424
                                               =======   =========       =======       ========          ========

HEIPC CHINA II AND SUBSIDI                                           Exhibit A-7
Consolidating Schedule  Income (Loss) Information                    Page 2 of 2
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                             United                              Reclassifi-
                                                             Power              Baotou             cations
                                                            Pacific            Tianjiao              and
                                          HEIPC             Company             Power           Eliminations
                                         China II           Limited           Co., Ltd.           Dr. (Cr.)         Consolidated
                                    --------------     --------------     --------------     ---------------     ---------------
Revenues
Other                                  $         -                  7                 13                (267)             $  287
Equity in net loss of subsidiaries            (918)              (113)                 -              (1,031)                  -
                                    --------------     --------------     --------------     ---------------     ---------------
                                              (918)              (106)                13              (1,298)                287
                                    --------------     --------------     --------------     ---------------     ---------------

Expenses Other                                   -              1,042                163                   -               1,205
                                    --------------     --------------     --------------     ---------------     ---------------

Net income (loss)                            $(918)            (1,148)              (150)             (1,298)             $ (918)
                                    ==============     ==============     ==============     ===============     ===============

HEIPC CHINA II AND SUBSIDIARIES
Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 1998
(Unaudited)
(in thousands)

                                                             United                              Reclassifi-
                                                             Power              Baotou             cations
                                                            Pacific            Tianjiao              and
                                          HEIPC             Company             Power           Eliminations
                                         China II           Limited           Co., Ltd.           Dr. (Cr.)         Consolidated
                                    --------------     --------------     --------------     ---------------     ---------------
Retained earnings (deficit),
beginning of year                           $    -                  -                  -                   -             $     -

Net income (loss)                             (918)            (1,148)              (150)             (1,298)               (918)
                                    --------------     --------------     --------------     ---------------     ---------------

Retained earnings (deficit),
     end of year                             $(918)            (1,148)              (150)             (1,298)              $(918)
                                    ==============     ==============     ==============     ===============     ===============

                                                                       Exhibit B
                                                                     Page 1 of 1



              HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)


Item No.                                                        Year ended December 31, 1998
-------------     --------------------------------------------------------------------------

1                 Total Assets (at December 31).........................          $8,199,260

2                 Total Operating Revenues..............................           1,485,165

3                 Net Income............................................              84,811



               HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                            FINANCIAL DATA SCHEDULE

(Unaudited)
(in thousands)



Item No.                                                        Year ended December 31, 1998
-------------     --------------------------------------------------------------------------

1                 Total Assets (at December 31).........................          $2,311,253

2                 Total Operating Revenues..............................           1,016,283

3                 Net Income............................................              80,776